Exhibit 99.1

FOR IMMEDIATE RELEASE

Interpublic Group Agrees to Acquire Acxiom Marketing Solutions (“AMS”) to Lead

Next Wave of Innovation in Data-Driven Marketing

Combination Brings Together Premier Media and Marketing Agencies with Leader in Data and Personalized Messaging

Opportunities and benefits for brands and CMOs:

•	Unmatched outcome-driven services delivering targeted brand experiences that integrate disparate channels, technologies, and data

•	Comprehensive suite of offerings include data strategy and management, audience creation, performance media, planning and buying, and analytics

Ethically sourced data, rooted in respect for the consumer:

•	Acxiom is a pioneer and thought leader in data stewardship

•	Coupled with IPG’s long-standing commitment to transparency in its media practices, AMS’s focus on data ethics will result in a differentiated offering

•	With AMS, IPG will deliver a foundational data asset to clients, based on a data set covering two-thirds of the global population

Financial benefits of transaction:

•	Accretive to IPG in the first year after close, on adjusted EPS basis

•	Strong AMS business, grounded in long-term contractual relationships, diversifies IPG’s revenue and earnings mix

•	Developing data-led offerings, across the holding company, will further position IPG to accelerate future revenue and earnings growth

•	IPG remains committed to a strong balance sheet, maintaining solid investment-grade credit metrics, and continuing to grow our dividend

New York, NY – July 2, 2018 – Interpublic Group (NYSE: IPG) today announced it has entered into a definitive agreement with Acxiom Corporation under which IPG will acquire the Acxiom Marketing Solutions business unit in a cash transaction valued at $2.3 billion, or net $2.0 billion after consideration of an acquisition-related benefit of the tax step-up. The agreement has been approved unanimously by the boards of directors of both companies.

The deal combines IPG’s media, creative, marketing services and analytics capabilities, global scale and consumer insights, with AMS’s unrivalled expertise in data management. With the acquisition, the Acxiom brand name will become part of the IPG portfolio; the transaction does not include the LiveRamp business of Acxiom Corporation.

“In a world where everything is becoming data-driven, Acxiom Marketing Solutions offers the deepest set of capabilities for helping companies navigate the complexity of creating personalized brand experiences across every consumer touchpoint,” said Michael Roth, IPG’s Chairman and CEO. “Combining AMS with a range of IPG assets will help us shape the future of our industry. Acxiom’s leadership on data ethics is second to none, its business is solid and growing, and it has long played a foundational role in the marketing ecosystem. The company also boasts 2,100 associates with data and analytics skills that are at a premium in business today. Combined with IPG’s world-class client roster, as well as our talented 50,000-person global workforce across media, advertising and marketing services, and you have an unrivaled offering. Over the last year of working closely with AMS to power our AMP data platform, we’ve seen that our cultures are a great fit, and we’ve also seen that the combination creates value for our clients, as it will for our shareholders,” he continued.

“Everyone knows how valuable data is, but for most businesses it remains an under-leveraged asset. There also remains a great deal of uncertainty on how best to combine data with the creation and delivery of marketing messages. Our goal is to solve for those opportunities,” added Philippe Krakowsky, IPG’s Chief Strategy and

Interpublic Group   909 Third Avenue   New York, NY 10022   212-704-1200 tel   212-704-1201   fax

Talent Officer and Chairman and CEO of IPG Mediabrands. “While marketing and information technology are increasingly converging within client organizations, service providers remain bifurcated. With the skills and capabilities that AMS brings to our portfolio of companies, we can offer clients end-to-end solutions that we believe will change the way in which we work for brands, and accelerate the onset of outcome-driven marketing.”

“This transaction is a great outcome for both Acxiom and our Acxiom Marketing Solutions business unit,” said Acxiom Corporation CEO, Scott Howe. “Acxiom Marketing Solutions is a strong business with deep expertise in data-driven marketing, talented associates and a client roster that includes many of the world’s leading companies. After careful consideration of a variety of options and potential partners, it became clear that a sale of AMS to IPG, with its scale and breadth of complementary services, represented the best possible path forward for our clients and associates.”

Dennis Self and Rick Erwin will continue to serve as co-presidents of AMS, which will remain a stand-alone division, aligned with IPG Mediabrands, reporting into Arun Kumar, Chief Data and Marketing Technology Officer, IPG.

Acxiom Marketing Solutions is the leading provider of data solutions for delivering real-time customer experiences, and includes all of Acxiom’s data and data services. The company has 2,100 employees including 1,600 data specialists, over 2,000 world-class clients, access to hundreds of marketing databases, recognizes 2.2 billion connected consumers and manages over 20 billion customer records. Its capabilities allow brands, media and technology partners to harness data to improve every customer interaction, including:

Interpublic Group   909 Third Avenue   New York, NY 10022   212-704-1200 tel   212-704-1201   fax

•	Data Management Services – taking multiple marketing data and related technologies, including databases, data lakes, ad platforms, and combining them into a simple unified data layer with a complete omnichannel view of customers.

•	Data Strategy Services – providing clients with a prioritized roadmap for optimizing the use of data and marketing technology.

•	Analytics Services – delivering independent services for measuring marketing ROI, attributing impact, deepening consumer insights and predicting consumer behavior.

•	Audience Creation Services – creating ideal audiences through look-alike modeling, advanced scoring, custom segment creation and traditional packaged data offerings.

Summary Terms of Transaction

The transaction has been unanimously approved by the boards of directors of both companies and is anticipated to close before year-end 2018. Completion of the transaction is subject to approval by Acxiom’s stockholders, as well as customary regulatory approvals.

The purchase price represents a multiple of 11.5x AMS’s 2018 estimated EBITDA, net of the benefit of the tax step-up.

IPG has a fully committed $2.3 billion bridge facility and expects to obtain long-term financing to fund the transaction in the debt capital markets before closing.

Transaction Will Result in Attractive Financial Benefits

Interpublic Group   909 Third Avenue   New York, NY 10022   212-704-1200 tel   212-704-1201   fax

IPG expects the deal to be accretive in the first year after close on an adjusted EPS basis. Adjusted EPS excludes the expense for the amortization of acquired intangibles. IPG expects to build significant incremental revenue and earnings opportunities over time that neither company could obtain on a standalone basis. Additionally, the combination expands profitability metrics on a pro forma basis.

AMS Provides IPG with Significant Diversification Benefits

AMS will represent approximately 8% of the combined company’s revenues, diversifying IPG’s revenue base by client and practice discipline, and adding long-term, contracted revenue streams.

Strong Commitment to Preserve Balance Sheet and Maintain Ratings

IPG remains committed to a strong balance sheet and maintaining solid investment-grade credit ratings. In addition, share repurchases will be temporarily suspended.

Advisors

Citi and J.P. Morgan are serving as financial advisors and providing committed debt financing, and Willkie Farr & Gallagher LLP is serving as legal advisor to IPG.

Conference Call/Webcast on Tuesday, July 3rd at 8:30 AM

On July 3rd, 2018 at 8:30 am ET, Interpublic Group will host a webcast presentation for investors and analysts to discuss the transaction. Links to the webcast and accompanying documents will be available on IPG’s Investor Relations website at investors.interpublic.com. The dial-in numbers for the conference call are 312-470-7345 or 888-989-4390 and the participant passcode is 6417025.

# # #

About Interpublic

Interpublic Group   909 Third Avenue   New York, NY 10022   212-704-1200 tel   212-704-1201   fax

Interpublic Group (NYSE: IPG) is one of the world’s leading organizations of advertising agencies and marketing services companies. Major global brands include Craft, FCB (Foote, Cone & Belding), FutureBrand, Golin, Huge, Initiative, Jack Morton, MAGNA, McCann, Momentum, MRM//McCann, MullenLowe Group, Octagon, R/GA, UM and Weber Shandwick. Other leading brands include Avrett Free Ginsberg, Campbell Ewald, Carmichael Lynch, Deutsch, Hill Holliday, ID Media and The Martin Agency. For more information, please visit www.interpublic.com.

About Acxiom Marketing Solutions

Acxiom Marketing Solutions is the leading provider of data solutions for powering exceptional customer experiences and includes all of Acxiom’s data and data services. Its capabilities allow brands, agencies, media and technology partners to harness data to improve every customer interaction.

# # #

Contact Information

Tom Cunningham

(Press)

(212) 704-1326

Jerry Leshne

(Analysts, Investors)

(212) 704-1439

Interpublic Group   909 Third Avenue   New York, NY 10022   212-704-1200 tel   212-704-1201   fax

Cautionary Statement

This release contains forward-looking statements. Statements in this release that are not historical facts, including statements about management’s beliefs and expectations, constitute forward-looking statements. These statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined under Item 1A, Risk Factors, in our most recent Annual Report on Form 10-K. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, the following:

•	potential effects of a challenging economy, for example, on the demand for our advertising and marketing services, on our clients’ financial condition and on our business or financial condition;
•	our ability to attract new clients and retain existing clients;
•	our ability to retain and attract key employees;
•	risks associated with assumptions we make in connection with our critical accounting estimates, including changes in assumptions associated with any effects of a weakened economy;
•	potential adverse effects if we are required to recognize impairment charges or other adverse accounting-related developments;
•	risks associated with the effects of global, national and regional economic and political conditions, including counterparty risks and fluctuations in economic growth rates, interest rates and currency exchange rates; and
•	developments from changes in the regulatory and legal environment for advertising and marketing and communications services companies around the world.

Investors should carefully consider these factors and the additional risk factors outlined in more detail under Item 1A, Risk Factors, in our most recent Annual Report on Form 10-K.

Interpublic Group   909 Third Avenue   New York, NY 10022   212-704-1200 tel   212-704-1201   fax